# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FARMER BROTHERS CO, CIK 0000034563
CUSIP: 307675108
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 14501 N. FREEWAY, FORT WORTH, Texas (TX), 76177
Date of event which requires filing of this statement: 05/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-22-002792
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FARMER BROTHERS CO
Address of issuer's principal executive offices: 14501 N. FREEWAY, FORT WORTH, Texas (TX), 76177

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Royal Cup, Inc., a Delaware corporation ("Parent") and BP I Brew Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"). On May 5, 2026, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share was automatically canceled, subject to certain customary exceptions specified in the Merger Agreement, and converted into the right to receive $1.29 in cash, without interest (the "Merger Consideration").

Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Effective May 5, 2026, as a result of the Merger, each Share owned by the Reporting Persons was converted into the Merger Consideration. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Effective May 5, 2026, as a result of the Merger, each Share owned by the Reporting Persons was converted into the Merger Consideration. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth in Item 4, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of May 5, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (05/07/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (05/07/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (05/07/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (05/07/2026)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (05/07/2026)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (05/07/2026)